

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2025

James Peck
Chief Executive Officer
NIQ Global Intelligence Limited
200 West Jackson Boulevard
Chicago, IL 60606

> **Re: NIQ Global Intelligence Limited**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 14, 2025**
> **File No. 333-288376**

Dear James Peck:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Summary Historical Consolidated Financial Data
Recent Developments, page 30

1.   Please revise your bullet pointed list on page 31 to include your preliminary estimate of net loss attributable to NIQ for the three months ended June 30, 2025. This bullet point should appear before your Adjusted EBITDA estimate for the same period. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

2.   Please revise your discussion of footnote 5 on page 32 to explain the specific reason(s) for $57 million in estimated foreign currency exchange gains for the three months ended June 30, 2025. We note that this adjustment was minimal during the three months ended June 30, 2024.

Capitalization, page 75

3.   Please revise to include a pro forma column that gives effect to the Reorganization, separate from the offering. The pro forma financial information provided should be presented in a manner consistent with Article 11 of Regulation S-X.

4.   In footnote 2 on page 76, you indicate that the capitalization table does not reflect any repayment of borrowings with proceeds from the offering. However, we note that the revolver line item reflects a zero balance in the "as adjusted" column as of March 31, 2025. Please refer to Rule 11-02(b)(8) and advise or revise accordingly.

5.   Please revise footnotes 3 and 4 to provide a more fulsome description of the adjustments to recognize a Warrant Liability and Phantom Liability. Your revised disclosures should explain how these amounts were calculated and how they are directly related to the offering. As a related matter, please tell us how you determined that no liability was needed for phantom awards and the warrant agreement for periods prior to the offering.

Supplemental Unaudited Pro Forma Combined Financial Information, page 102

6.   Regarding the Reorganization, we note on page 213 that prior to the completion of this offering your authorized share capital will be $15,000 and €25,000, divided into 1,500,000,000 ordinary shares with a nominal value of $0.00001 per share, 150,000,000 Preferred Shares with a nominal value of $0.00001 per share and 25,000 Euro deferred shares with a nominal value of €1.00 per share. Since it appears this reorganization will materially impact stockholders' equity and EPS related disclosures, please provide pro forma financial statements prepared in accordance with Article 11 of Regulation S-X, pursuant to Rule 11-01(a)(8) of Regulation S-X. Also, clearly disclose within the pro forma information, and elsewhere where you disclose the reorganization, the share split ratio the will be effected as part of the Reorganization.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 128

7.   We note the adjustment in your capitalization table on page 75 for warrant and phantom liabilities totaling nearly $114 million. Please revise your MD&A here or elsewhere as applicable to address how the warrant agreement and phantom awards are reasonably expected to impact your cash obligations and results of operations in future periods.

Consolidated Financial Statements, page F-1

8.   We note the registrant has been incorporated since June 6, 2017 and it has had "no business transactions or activities to date." Since NIQ Global Intelligence plc will succeed to a business for which financial statements are required to be included in this filing, please include the financial statements of the registrant.

9.   Please explain to us why, prior to the reorganization, you report in the Intermediate Dutch Holdings B.V. Consolidated Statements of Operations "Net loss attributable to NIQ" and in the Intermediate Dutch Holdings B.V. Consolidated Balance Sheets you report "Total NIQ stockholders' equity."

Note 16. Share-Based Compensation, page F-46

10.   Please provide a summary of share-based awards granted since January 1, 2024. Provide the date and amount of each share-based award granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement.

General

11.   We note that the reorganization will not be completed until after effectiveness. With a view to disclosure, please advise us of the timing of the steps of the reorganization and confirm whether the reorganization is a condition to closing the offering.

        Please contact Lisa Etheredge at 202-551-3424 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Thomas Fraser